EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
December 31, 2012

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended December 31, 2012 and are based on audited consolidated financial statements.  The financial ratios have been calculated based on financial statements prepared in accordance with US generally accepted accounting principles.  The following ratios have been prepared based on net income:

December 31, 2012
Earnings coverage on long-term debt and current liabilities	2.3 times ✓
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.2 times(1) ✓

(1)       Gives effect to the dividends declared on the Corporation’s outstanding cumulative first preferred shares, without par value (series U and series Y), in the aggregate amount of $30,000,000 for the twelve-months ended December 31, 2012.

The Corporation’s interest obligations for the twelve-month period ended December 31, 2012 amounted to approximately $1.276 billion including dividends declared on preferred shares and $1.246 billion excluding dividends declared on preferred shares.  The Corporation’s earnings before interest expense and income taxes amounted to approximately $2.824 billion for the twelve-month period ended December 31, 2012, which is 2.2 times the Corporation’s interest requirements for that period including dividends declared on preferred shares and 2.3 times the Corporation’s interest requirements for that period excluding dividends declared on preferred shares.